Exhibit 99.2

FOR IMMEDIATE RELEASE

SUNOPTA ANNOUNCES 2005 YEAR END RESULTS

REPORTS RECORD REVENUES AND EARNINGS

Toronto, Ontario, February 22, 2006. SunOpta Inc. (SunOpta or the Company) (Nasdaq - STKL) (TSX – SOY) today announced results for the year ended December 31, 2005. All amounts are expressed in U.S. dollars.

Revenues in the fourth quarter of 2005 were a record $122,070,000, representing a 48% increase over the comparable quarter in 2004. This represents the 33rd consecutive quarter of record revenue growth versus the comparable quarter in the previous year. Net earnings in the quarter were $1,559,000 or $0.03 per diluted common share, compared to $353,000 or $0.01 per diluted share in the same period in 2004, a 342% increase. Quarterly earnings include the one time impact of costs related to food donations provided for the victims of Hurricane Katrina, costs associated with the flooding of Opta Minerals’ New Orleans abrasives plant, fees associated with the Company’s new bank financing arrangements completed in the quarter and a non-cash reduction in legal fees previously recorded in a legal suit with a supplier. Diluted earnings per share were $0.04 in the fourth quarter of 2005 prior to these special items.

During the fourth quarter the Company realized significant improvement in the SunOpta Food Group led by growth in oat fiber revenues and operating margin, continued strength in private label aseptically packaged products and cost rationalization initiatives within the SunOpta Canadian Food Distribution Group. The newly formed SunOpta Fruit Group performed well in the quarter, led by strong growth in organic ingredient sales sourced from strategic worldwide partners and growers, and strong growth in natural and organic private label solutions for the North American retail market. Internal growth for the Company in the quarter was 18.3% representing the highest quarterly growth rate in 2005.

The contract to provide Europe’s largest ethanol producer, Abener Energia, S.A. of Seville, Spain, with patented steam explosion equipment and process technology for the first commercial production facility in the world to convert wheat straw into ethanol remains on plan. The equipment is scheduled for delivery in the spring of 2006.

For the year ended December 31, 2005 the Company achieved record revenues and earnings. Revenues in 2005 increased by 39% to $426,101,000 from $306,251,000 in 2004, led by a 42% increase in revenues within the Company’s vertically integrated natural and organic food operations. The Company’s annualized revenue growth of 39% was driven by internal growth of 13.5% and growth via acquisitions of 25.5%.

Net earnings for the year were a record $13,558,000 or $0.24 per diluted common share as compared to $11,016,000 or $0.20 per diluted common share in 2004.

Jeremy N. Kendall, Chairman and CEO of SunOpta, commented, “I am very pleased with the improvement in operating earnings in the fourth quarter and satisfied that we have overcome the challenges we faced in our oat fiber and distribution businesses. Looking ahead to 2006 we expect all business units to grow their top and bottom lines. The previously announced contract to provide a major global retailer with aseptic packaged soymilk commenced in January and is going very well. We also expect that the recently announced acquisition of Magnesium Technologies Corporation (Magtech) by Opta Minerals Inc. will significantly add to their growth and profitability in 2006.”

The Company continues to be well positioned for future growth with net working capital of $81,734,000 and total assets of $301,482,000. The debt to equity ratio at December 31, 2005 was 0.37:1.00, providing the Company with further financial resources to invest in internal growth and execute its acquisition program.

The Company has previously announced that it expects to achieve revenues of $540,000,000 to $550,000,000 in 2006, an increase of 27% to 29% versus 2005. The increase is based on a combination of expected 20% internal growth and the annualized revenues of acquisitions completed in 2005.

The Company expects to earn $0.26 - $0.30 diluted earnings per common share in 2006, excluding any special items or acquisitions that may be completed during the year. This guidance assumes an effective tax rate of 31%.

The Company will host a conference call at 10:00 AM Eastern Standard Time on Thursday, February 23, 2006, to discuss annual results and recent corporate developments. After opening remarks, there will be a question and answer period. This conference call can be accessed with the toll free dial-in number (800) 262-1292 or (719) 457-2680 followed by pass code: 8378224#. The call will also be distributed live over CCBN’s Investor Distribution Network to both institutional and individual investors. Individual investors may listen to the call via www.companyboardroom.com, and institutional investors may listen via www.streetevents.com. Additionally, the call may be accessed via a link at the Company’s website at www.sunopta.com. To listen to the live call over the Internet, please go to one of the websites at least 15 minutes early to register, download and install any necessary audio software. If you are unable to listen live, the conference call will be archived and can be accessed for approximately 90 days at the websites. A replay number can also be accessed between February 23 and March 4, 2006, with the toll free dial-in number (888) 203-1112 or (719) 457-0820 followed by pass code: 8378224#.

About SunOpta Inc.

SunOpta Inc. is an operator of high-growth ethical businesses, focused on a healthy products portfolio that promotes the health and well-being of its communities and environmental responsibility. For the last seven consecutive years, SunOpta was included in Profit magazine’s ‘Profit 100’ list of the 100 fastest growing companies in Canada. The Company has three business units: the SunOpta Food Group, which specializes in sourcing, processing and distribution of natural and organic food products integrated from seed through packaged products; the Opta Minerals Group, a producer, distributor, and recycler of environmentally friendly industrial materials; and the SunOpta BioProcess Group which engineers and markets proprietary steam explosion technology systems for the pulp, bio-fuel and food processing industries. Each of these business units has proprietary products and services that give it a solid competitive advantage in its sector.

Forward-Looking Statements

Certain statements included in this press release may constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to references to business strategies, competitive strengths, goals, capital expenditure plans, business and operational growth plans and references to the future growth of the business. These forward looking statements are based on certain assumptions and analyses made by the Company in light of its experience and its interpretation of current conditions, historical trends and expected future developments as well as other factors that the Company believes are appropriate in the circumstance. However, whether actual results and developments will agree with expectations and predications of the Company is subject to many risks and uncertainties including, but not limited to; general economic, business or market risk conditions; competitive actions by other companies; changes in laws or regulations or policies of local governments, provinces and states as well as the governments of United States and Canada, many of which are beyond the control of the Company. Consequently all forward-looking statements made herein are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized.

For further information, please contact:
SunOpta Inc.	Investment Community Inquiries:
Jeremy N. Kendall, Chairman & CEO	Lytham Partners, LLC
Steve Bromley, President & COO	Joe Diaz
John Dietrich, Vice President & CFO	Robert Blum
Susan Wiekenkamp, Information Officer	Joe Dorame
Tel: 905-455-2528, ext 103	Tel: 602-889-9700
susan.wiekenkamp@sunopta.com	diaz@lythampartners.com
Website: www.sunopta.com

Note: The attached consolidated balance sheet and consolidated statement of earnings are unaudited. The information provided here should be considered in conjunction with the other information included within various SEC documents including Form 10Q reports filed during 2005 and Form 10K report to be filed not later than February 27, 2006.

SunOpta Inc. Consolidated Statements of Earnings - Unaudited For the three months ended December 31, 2005 and 2004 (Expressed in thousands of U.S. dollars, except per share amounts)

	Three months ended

	December 31,

	2005	2004
	$	$	%
Revenues	122,070	82,663	48%

Cost of goods sold	103,011	68,191	51%

Gross profit	19,059	14,472	32%

Warehousing and distribution expenses	2,811	1,872	50%
expenses	13,357	10,971	22%

Earnings (loss) before the following	2,891	1,629	77%

Interest expense, net	(1,335)	(409)	226%
Other income (expense)	(407)	(2,335)	-83%
Foreign exchange	823	123	569%

	(919)	(2,621)	-65%

Earnings before income taxes	1,972	(992)	-299%

Provision for (recovery of) income taxes	376	(1,412)	-127%

Net earnings before minority interest	1,596	420	280%

Minority interest	37	67	-45%

Net earnings for the period	1,559	353	342%

Earnings per share for the period
Basic	0.03	0.01

Diluted	0.03	0.01

SunOpta Inc. Consolidated Statements of Earnings - Unaudited For the years ended December 31, 2005 and 2004 (Expressed in thousands of U.S. dollars, except per share amounts)

	Year-ended
	2005	2004
	$	$	%

Revenues	426,101	306,251	39%

Cost of goods sold	354,603	247,812	43%

Gross profit	71,498	58,439	22%

Warehousing and distribution expenses	10,659	6,016	77%
Selling, general and administrative expenses	45,632	37,225	23%

Earnings before the following	15,207	15,198	0%

Interest expense, net	(3,417)	(1,522)	125%
Other income, net	3,571	(12)	29858%
Foreign exchange	1,341	565	137%

	1,495	(969)	254%

Earnings before income taxes	16,702	14,229	17%

Provision for income taxes	2,566	3,139	-18%

Net earnings before minority interest	14,136	11,090	27%

Minority interest	578	74	681%

Net earnings for the year	13,558	11,016	23%

Earnings per share for the year

Basic	0.24	0.20

Diluted	0.24	0.20

SunOpta Inc. Consolidated Balance Sheets - Unaudited As at December 31, 2005 and 2004 (Expressed in thousands of U.S. dollars)

	2005	2004
	$	$
Current assets
Cash and cash equivalents	5,455	8,081
Accounts receivable	57,608	38,446
Inventories	88,340	49,537
Prepaid expenses and other current assets	4,194	4,472
Current income taxes recoverable	1,718	2,000
Deferred income taxes	691	421

	158,006	102,957

Assets held for sale	—	208
Property, plant and equipment	77,257	62,411
Goodwill and intangibles	58,262	43,934
Deferred income taxes	4,602	6,831
Other assets	3,355	3,831

	301,482	220,172

Liabilities

Current liabilities
Bank indebtedness	20,799	—
Accounts payable and accrued liabilities	50,688	35,668
Customer and other deposits	544	431
Current portion of long-term debt	3,518	4,819
Current portion of long-term payables	723	1,548

	76,272	42,466

Long-term debt	55,538	31,003
Long-term payables	472	1,232

	132,282	74,701

Minority Interest	9,116	1,378

Shareholders’ Equity

Capital stock	106,678	105,794
Contributed surplus	3,235	3,330
Retained earnings	40,379	26,821
Cumulative other comprehensive income	9,792	8,148

	160,084	144,093

	301,482	220,172

SunOpta Inc. Segmented information - Unaudited For the three months ended December 31, 2005 and 2004 (Expressed in thousands of U.S. dollars)

	Three months ended December 31, 2005

	SunOpta Food Group	Opta Minerals	SunOpta BioProcess and Corporate	Consolidated
	$	$	$	$
Total revenues from external customers	111,296	8,562	2,212	122,070

Segment net earnings (loss) before other income, interest expense (net), income taxes and minority interest	4,670	402	(1,358)	3,714

Other income (expense)				(407)

Interest expense, net				1,335

Provision for income taxes				376

Minority interest				37

Net earnings				1,559

The SunOpta Food Group has the following segmented reporting:

	Three months ended December 31, 2005

	SunOpta Grains & Foods Group	SunOpta Ingredients Group	SunOpta Fruit Group	Canadian Food Distribution Group	SunOpta Food Group
	$	$	$	$	$
Total revenues from external customers	39,842	16,311	29,792	25,351	111,296

Segment earnings before other income (expense), interest expense (net), income taxes and minority interest	2,115	1,118	1,232	205	4,670

	Three months ended December 31, 2004

	SunOpta Food Group	Opta Minerals	SunOpta BioProcess and Corporate	Consolidated
	$	$	$	$
Total revenues from external customers	74,228	8,081	354	82,663

Segment net earnings (loss) before other income, interest expense (net), income taxes and minority interest	2,013	498	(759)	1,752

Other income (expense)				(2,335)

Interest expense, net				409

Provision (recovery) for income taxes				(1,412)

Minority interest				67

Net earnings				353

SunOpta Inc. Segmented information - Unaudited For the years ended December 31, 2005 and 2004 (Expressed in thousands of U.S. dollars)

The SunOpta Food Group has the following segmented reporting:

	Three months ended December 31, 2004

	SunOpta Grains & Foods Group	SunOpta Ingredients Group	SunOpta Fruit Group	Canadian Food Distribution Group	SunOpta Food Group
	$	$	$	$	$
Total revenues from external customers	29,314	15,537	6,210	23,167	74,228

Segment earnings before other income, interest expense (net), income taxes and minority interest	668	598	307	440	2,013

	2005

	SunOpta Food Group	Opta Minerals	SunOpta BioProcess and Corporate	Consolidated
	$	$	$	$
Total revenues from external customers	386,541	34,659	4,901	426,101

Segment net earnings (loss) before other income, interest expense (net), income taxes and minority interest	16,245	3,808	(3,505)	16,548

Other income				3,571

Interest expense, net				3,417

Provision for income taxes				2,566

Minority interest				578

Net earnings				13,558

The SunOpta Food Group has the following segmented reporting:

	2005

	SunOpta Grains & Foods Group	SunOpta Ingredients Group	SunOpta Fruit Group	Canadian Food Distribution Group	SunOpta Food Group
	$	$	$	$	$
Total revenues from external customers	148,084	63,953	74,628	99,876	386,541

Segment earnings before other income (expense), interest expense (net), income taxes and minority interest	8,005	3,784	3,165	1,291	16,245

SunOpta Inc. Segmented information - Unaudited For the years ended December 31, 2005 and 2004 (Expressed in thousands of U.S. dollars)

	2004

	SunOpta Food Group	Opta Minerals	SunOpta BioProcess and Corporate	Consolidated
	$	$	$	$
Total revenues from external customers	272,722	32,242	1,287	306,251

Segment net earnings (loss) before other income, interest expense (net), income taxes and minority interest	14,625	3,957	(2,819)	15,763

Other income (expense)				(12)

Interest expense, net				1,522

Provision for income taxes				3,139

Minority interest				74

Net earnings				11,016

The SunOpta Food Group has the following segmented reporting:

	2004

	SunOpta Grains & Foods Group	SunOpta Ingredients Group	SunOpta Fruit Group	Canadian Food Distribution Group	SunOpta Food Group
	$	$	$	$	$
Total revenues from external customers	120,685	66,301	9,790	75,946	272,722

Segment earnings before other income, interest expense (net), income taxes and minority interest	4,346	6,585	94	3,600	14,625